Exhibit 99.1

Press release

Hélène Moreau-Leroy appointed
Chairman and Chief Executive Officer of Hutchinson

Paris, April 6, 2021 – Hélène Moreau-Leroy, 56, appointed Chairman and Chief Executive Officer of Hutchinson, succeeding to Jacques Maigné.

After graduating from the INSA grande école in Lyon and obtaining an MBA in international business from the University of New England in Australia, Hélène Moreau-Leroy began her career as Design Office Manager and then International Production and Purchasing Manager at the major industrial groups Thomson and Alstom.

She joined Safran's Purchasing Department in 2003, before moving to its subsidiary Safran Landing Systems, the world leader in aircraft landing and braking systems, first as Head of Supply Chain Development in emerging countries, then Director of the Airbus and European Programs Business Unit and finally Program Director.

In 2013, she joined Safran's Executive Committee as Chief Executive Officer of Safran Transmission Systems, a division specialized in the design and manufacture of power transmissions for the aerospace and space industries, and in 2018 she oversaw the integration of Zodiac Aerospace on its acquisition by the Group.

Hélène Moreau-Leroy is also Lead Director of the Board of Directors of Arkema and a Knight of the French National Order of the Legion of Honor.

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About Hutchinson

Hutchinson is a chemicals subsidiary of Total specialized in sealing systems, fluid transfer systems, vibration, acoustic and thermal insulation, and transmission and mobility systems. Hutchinson designs and produces customized materials and connected solutions to respond to the needs of its global customers, on land, in the air and at sea. A global leader in vibration control, fluid management and sealing system technologies, Hutchinson stands out with a multiple market offering spanning multiple areas of expertise and delivering synergies and value-added. Hutchinson reported revenues of €3.8 billion in 2020 and has 40,000 employees in 25 countries. Our ambition is to contribute to safer, more efficient and more responsible mobility.

About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

Total Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@total.com | @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

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